FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	Official Notice dated September 28, 2004.
2.	Presentation dated September, 2004, entitled, “Santander Annual Iberian Conference”.

OFFICIAL NOTICE

REPSOL YPF, S.A. intends to issue within the next few days a one billion, ten year eurobond transaction to be placed in the Spanish and other European markets. The following bookrunners have been mandated for that purpose: BBVA, BNP Paribas, Citigroup, la Caixa, Merrill Lynch and SCH.

This bond issue is subject to registration and verification of the relevant official notice, supplementary information and other documentation, as required under current legislation.

Madrid, 28 September 2004

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including with respect to trends affecting Repsol YPF’s financial condition, results of operations, business, strategy, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, results of operations, business, strategy, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

0

Luis Mañas

CFO

Santander Annual Iberian Conference

September, 2004

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures, cost savings, investments and dividend payout policies. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and dividend payout could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina and the
Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

Disclaimer

Repsol YPF at a glance

Market Cap.

Capital Employed

Net Debt

Equity

M €

Repsol YPF at a glance

21,976

24,442

5,597

14,741

EBITDA

EBIT

Net Income

After tax Cash Flow

3,275

2,120

1,075

2,461

1H – 04

June – 04

Preferred

3,596

Adj. Net Income *

1,324

* Net Income before goodwill charges, adjusted for non-recurring and extraordinary items

Repsol YPF at a glance:

Operating Income

Net Income

Adj. Net Income

After tax Cash Flow

+2.2%

-7.7%

-6.4%

+0.4%

+13.6%

+13.5%

+13.0%

+17.0%

(*)

Adj. by

Tax Rate

+

+13.6%

+2.6%

+4.1%

+11.7%

%

in  US$

+

Repsol YPF at a glance

%

in  €

* Adj. to 38% tax rate

Comparison Jan.-Jun. 04 vs. Jan.-Jun. 03

PRODUCTION (K BOE/D)

RESERVES (MBOE)

432

ARGENTINA

Repsol YPF at a glance

ROW

162

1,842

1,179

1,274

608

8,227

11,715

TOTAL

594

3,021

1,882

19,942

760

372

1,132

2,739

2,694

5,433

UPSTREAM (2003)

Operating highlights:

OIL (K BBL/D)

GAS (M CF/D)

OIL (K BBL/D)

GAS (M CF/D)

Repsol YPF at a glance

334

160

1,234

740

1,910

1,396

6,917

3,611

308

893

3,193

1,992

2,241

-

6,516

4,275

* In the third quarter 2004, Repsol YPF acquired 338 Service Stations to Shell, that have been added

DOWNSTREAM (2003)

Operating highlights:

REFINING CAPACITY

(K BOE/D)

Operating highlights:

SERV. STATIONS*

(NUMBER)

LPG SALES

(KmT)

CHEMICAL CAPACITY

(KmT)

SPAIN

ARGENTINA

ROW

TOTAL

Repsol YPF at a glance

2003

3.13

276

2.85

1H04

3.55

276

4.44 *

* Annualized

LNG

Operating highlights:

LIQUEFACTION CAPACITY

(BCM/A)

TRANSPORTATION
CAPACITY

(K M3)

COMMERCIALIZATION

(BCM)

Update on Argentina

DOMESTIC
SALES

A

E

Update  on Argentina

CRUDE OIL

PRODUCTION

CRUDE OIL EXPORT

19%

YPF REFINING

78%

EXPORT

17%

YPF MARKETING

54%

3rd party

Sales

3%

3rd party

Sales

7%

TOTAL EXPORTS

36%

B

C

D

Balance of Repsol YPF in Argentina 2004E

ARGENTINA

REFINING

A.

Crude oil export price = ( WTI – QA ) * ( 1 - t )

           QA = quality + position adjustment

            t = effective tax rate (see table)

B.  Pricing of oil  domestically  = (WTI – QA) * (1 – d)

           QA = quality + position adjustment

           d = discount under negotiation (capped by export parity)

NOTE: The export tax costs are showed in production costs in the item royalties and production taxes

Update  on Argentina

Pricing of Crude Oil

ARGENTINA

10

WTI (US$/Bbl)

Rate (%)

Effective rate

(%)

< 32

25%

20,0%

32.01 to 34.99

28%

21,9%

35 to 36.99

31%

23,7%

37 to 38.99

34%

25,4%

39 to 40.99

37%

27,0%

41 to 42.99

40%

28,6%

43 to 44.99

43%

30,1%

> 45

45%

31,0%

C.

Exports

Selling price: International prices * (1 – t')

                 t' = see table

20%

5%

5%

Export taxes

LPG

Diesel

Gasoline

Update  on Argentina

                         Established by contract

                         Linked to international prices minus a discount

Pump prices have been stable in pesos since August 1 st 2004

Prices were set from January-03 to April-04 on the basis of the stabilization agreement at an equivalent WTI of 28.5 US$/bbl.

Increased in May and July 2004: 4% Average

D.    3rd party Sales

E.    Own marketing

Pricing of Oil Products

ARGENTINA

>9,000 M3/y

<9,000 M3/y

Liberalization by

              Liberalized in 2002

+110%

May 04

+35%

May 05

+16%

Jul 05

+16%

Dec 06

Update  on Argentina

Price schedule

Oct 04

+16%

Natural gas

12

Exports +

Dolarised

industries

Operations: UPSTREAM

US dollar weakness compared to last year

Increases in oil prices continue

Brent Dated

($/bbl)

Brent Dated

(€/bbl)

Peso/ US$

US$/€

Operations: UPSTREAM

2,92

2,83

2,89

2,80

2,89

3,11

2,0

3,0

4,0

1Q 03

2Q 03

3Q 03

4Q 03

1Q 04

2Q 04

E&P

Operations: UPSTREAM

Reported

(KBOE/D)

1,083

1,152

Liquids

Gas

Hydrocarbon Production

Operations: UPSTREAM

ARGENTINEAN GAS DEMAND BY SEGMENT

0

4,000

8,000

12,000

16,000

20,000

24,000

28,000

32,000

36,000

40,000

1995

1996

1997

1998

1999

2000

2001

2002

2003

Residential, commercial & others

Industrial

Power generation

GAS DEMAND INCREASE IN ARGENTINA

Mm3

13.4%

6,034

12,609

14,442

16,281

19,902

21,724

17,608

18,117

22,244

24,158

25,762

26,058

2000

2001

2002

2003

I T 04

2 T 04

Imports

National production

k m3 / d

GROWTH OF BRAZILEAN GAS MARKET

Strong natural gas demand in the
Southern Cone

Referendum 5 questions approved

BOLIVIA

Operations: UPSTREAM

Current discussion and development of
new hydrocarbon law

Start up of gas exports to Argentina

Increasing gas volumes to Brazil

Current early developments of Margarita
gas field

BOLIVIA:

Exploration and Production

Tuichi

Sara B.  I

Sara B.  III

Surubi Noroeste

Surubi

Amboro-Espejos

Charagua

Caipipendi

MARGARITA

Cambari

17

Sabalo

0

25

50

75

100

125

150

2002

2003

2005

2006

2007

KBoed

2007

2002

2003

0

25

50

75

100

125

150

2002

2003

2005

2006

2007

KBoed

2007

2002

2003

Camiri

1st foreign  producer

Gross Accreage: 140,000 km2

Current Production:

             200,000 bopd in NC-115 (20,000 net Repsol YPF).

               9,000 bopd in NC-186 (1,200 net Repsol YPF)

Highest production margin

New fields & developments in :

Field A & D (NC-186) currently under/in
production

Field B (NC-186) development plan
presented for approval

New Discoveries in NC-186 (G&H)

New Discoveries in NC-115 (O&N)

Twelve new exploration blocks (Packages 1
& 3)

HIGHLIGHTS

Net Repsol YPF Production (Kboed)

Operations: UPSTREAM

LIBYA:

Important projects in OPEC countries

18

S36

O10

O9

S64/50

K3

K1

S16

S11

S42

115

-

NC

S2

187

-

NC

M1

186

-

NC

190

-

NC

M15

YPF blocks

-

Repsol

VENEZUELA:

VENEZUELA

Barrancas

Mene Grande

Quiriquire

Quiamare La Ceiba

Guarico Occidental

Yucal Placer N

Yucal Placer S

Exploration blocks

Development blocks

Operations: UPSTREAM

• 1 st foreign producer: Up to 100.000 BOE/D

• Ramp-up of Yucal Placer's fields(RY 15%)

• On-going Exploration in current oil assets

Important projects in OPEC countries

19

• Recent agreement with PDVSA to

increase Quiriquire gas production up to

10.5 MCM/d

• New gas development projects (Quiamare

La Ceiba, Barrancas)

• New opportunities (Deltana Block 1and

others)

Operations: UPSTREAM

Saudi Arabia

Algeria

Reggane

(351c, 352c)

401d

Tin-Fouye Tabankort (TFT)

Issaouane (BEQ,TIM, TFR)

Exploration block

Development block

M’Sari Akabli (332a-
341a3-339a1-337a1)

Exploration block, pending oficial public publication

Gassi Cherqui Ouest

Block C

Saudi

Arabia

OMAN

U.A.E
.

Qatar

Persian

Gulf

5

Important projects in OPEC countries

Operations: LNG

Strong position in LNG

BRINGING RESERVES CLOSER TO MARKETS

Note: Includes 100% of Gas Natural sdg. Data 2003

#2 Global
LNG

trader

Present LNG route

Future LNG route

Gas Production

Present Gas Market

Future Gas Market

#1  USA

LNG

supplier

Operations: LNG

Operations: LNG

Train 1

20%

Trains 2/3

25%

Train 4

22,2%

Upstream

73.7%

26.3%

BPTT

(30% RYPF)

18.2 bcma

22.1%

23%

33.8%

% Repsol YPF

Others

6.5 bcma

Supply

Liquefaction

Trade

Other

5.7 bcm

1.9 bcm

3.6 bcm

Other

2.8 bcm

Other

5.4bcm

1.6 bcm

40%

40%

22.2%

Note: Includes 100% of Gas Natural sdg

Strong position in LNG

Operations: LNG

Strong position in LNG

Considering midstream opportunities in the US

Puerto Rico

Rep.
Dominicana

Cove Point

Lázaro Cárdenas

Operations: DOWNSTREAM

Operations: DOWNSTREAM

Refining and Marketing

Strong refining margins

($/bbl)

Refining margins - Spain

1998-2002 Average refining Repsol YPF Europe margins

1.4

3.6

2.2

0,0

1,0

2,0

3,0

4,0

IEA*

Repsol YPF (excluding Petronor)

* Average Cracking 50 NWE/50 Med (IEA)

Refining and Marketing

Operations: DOWNSTREAM

Source: Repsol YPF projections

% Index 2002=100

60%

63%

56%

40%

37%

44%

COCO`S NETWORK RETAIL OPERATING
REVENUES (SPAIN)

100

128

150

Efficiency improvement

and cost reduction

Conversion

Total margin improvement

Improvement achieved 2001-2002

IMPROVEMENT IN REFINING
MARGINS 2001-2007 (US$/Barrel)

1.0

0.8

0.6

0.4

0.2

0.0

Operations: DOWNSTREAM

Sustainable profit growth

Portugal

Operations: DOWNSTREAM

Refining and Marketing

29

Acquisition of SHELL's marketing

and logistics assets.

Incorporates 303 service stations,

leading to 19% retail market share in

Portugal

Increases total petroleum product

sales by 1.85 million cubic meters.

21% share of direct sales in Portugal.

Buys 15% stake in logistics company

CLC.

Operations: DOWNSTREAM

LPG

Counter cyclical business

Suffering now from high feedstock prices and fixed Euro prices for Spanish sales. Low margins in low sales months

Prices in Spain to increase in October. Higher margins for

higher sales months

Operations: DOWNSTREAM

DERIVATIVE......

411

Plaza Huincul

   DERIVATIVE.....933

   (1) 50% de Profertil

    PBB POLISUR (28%)

Bahía Blanca (1)

    BASE......................419

    DERIVATIVE...........443

    PETROKEN (50% YPF)

Ensenada

Altamira

DERIVATIVE.... 45

DYNASOL (50%)

BASE.…60

BASE........……..537

DERIVATIVE .…704

Puertollano

La Coruña

BASE.….........… 1,285

DERIVATIVE .…  1,477

Tarragona

Santander

DERIVATIVE .... 54

DYNASOL (50%)

.…

Bilbao

BASE.. 80

Chemicals

Strong momentum for Petrochemical margins

Potential upside when feedstock prices fall

FINANCIAL EVOLUTION

Long Term

Medium term, while Argentina achieves recognized and sustained stability

30%

15%

TARGET RANGE

Ratio

Financial Evolution

(Net Debt + Preferred) /
Capitalization

Net Debt /
Capitalization

25%

40%

42.9% (2001)

29.2% (2002)

21.9% (2003)

Financial Policy

Debt to Capitalization Ratio

Financial Evolution

Million euros

Net Interest

Other Financial Expenses

Evolution of Financial Results

1st Half 2004

30 June 2004

FREE CASH FLOW

ACCOUNTING
EFFECTS

31 Dec 2003

USE OF FUNDS

Million euro

Consolidation scope

Exchange rate effect

Interim
dividends

Purchase of GN
shares

YPF 2003 taxes
paid in 2004

Financial Evolution

Net debt evolution

• 0.40 €/share (+30%)

• Dividend Payout band around

40% of Net Income at mid-cycle

FFO

Debt service

Investment

   Cash to shareholders

LONG TERM POLICY

• Dividend should be payable under

• Buy backs as a complementary

“acid”/low-cycle scenarios

investment option

PRINCIPLES

Financial Evolution

2003 div.

Returning Cash to Shareholders

SUMMARY

SUMMARY

32 $/bbl WTI

SUMMARY

38

Strong oil prices

Positive outlook for refining and petrochemical margins: A lasting effect?

Recovery of gas prices in Argentina,

Export tax rates for crude in Argentina increased above

Upstream opportunities in OPEC countries

Development of new LNG integrated projects

Growth in downstream operations in Europe

Strong free cash flow generation

Spain

P° Castellana 278-280

28046 Madrid (Spain)

Tlf: 34 913 48 55 48

Fax: 34 913 48 87 77

USA

410 Park Avenue, Suite 440

New York 10022

Tlf: +1 212 588 1087

Fax: +1 212 355 0910

E-mail: INVERSORES@repsolypf.com

Website: www.repsolypf.com

Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: September 29, 2004	By:	/s/ Luis Mañas
		Name:	Luis Mañas
		Title:	Chief Financial Officer